UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 03, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED: WORKING GROUP STATEMENT:
SETTLEMENT OF THE SILICOSIS AND TB CLASS ACTION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
3 May 2018
NEWS RELEASE

WORKING GROUP STATEMENT: Settlement of the Silicosis and TB class action

Johannesburg, 3 May 2018 - Richard Spoor Inc, Abrahams Kiewitz Inc and the Legal
Resources Centre – representing claimants in the silicosis and tuberculosis class action litigation - and the Occupational Lung Disease Working Group - representing African
Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and
Sibanye-Stillwater – are pleased to announce that they have reached a settlement in this matter. For full announcement, visit
www.oldcollab.co.za.

The companies last year announced amounts that each has provided for, as the estimated cost to each of the settlement, based on actuarial assessments. These amounts total approximately R5 billion. As the Working Group statement indicates, the agreement is still subject to ratification by the High Court.

We look forward to the successful conclusion of that process. Once that and certain other conditions precedent are concluded, it will be possible fully to withdraw the appeal in the
Supreme Court of Appeal of the Johannesburg High Court’s class certification judgment delivered in May 2016.

AngloGold Ashanti welcomes the settlement which represents a fair outcome for claimants and a sustainable outcome for the companies.

ENDS
Johannesburg

WORKING GROUP CONTACTS
Alan Fine
+27 11 880 3924/ +27 83 250 0757
alan@rasc.co.za

Marika Muller
+27 11 880 3924/ +27 72 635 9262
marika@rasc.co.za
COMPANY CONTACTS

Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey
+27 81 032 2563 / +27 11 637 6031
sbailey@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06ISIN. ZAE000043485 –JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2018
AngloGold Ashanti Limited
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance